Exhibit 13.2

Jamestown Invest registration email

Audience: general public

Purpose: auto email after signing up to learn more

Date of first use: public filing date

Date of last use: Public launch

Subject Line: “Jamestown Invest is Coming Soon”

Pre-view text: “You are registered for updates.”

Hi [Name],

You are now registered for updates from Jamestown Invest and will be invited to invest in quality, innovative real estate. Our offering is coming soon, and we look forward to sharing more information.

The Details

This digital investment platform allows investors the opportunity to invest in a portfolio of real estate in urban infill locations, utilizing Jamestown’s vertically integrated business model. Jamestown Invest builds upon Jamestown’s 35+ year track record as an active real estate investment manager. For more information, visit www.JamestownInvest.com or [insert SEC Edgar link]. Individuals will be able to make a minimum $2,500 investment online with no upfront fees paid by the investor.

Watch your inbox for an invitation to view our offering.

Investing in Jamestown Invest 1, LLC’s common shares is speculative and involves substantial risks. The “Risk Factors” section of the offering circular contains a detailed discussion of risks that should be considered before you invest. These risks include, but are not limited to, illiquidity, complete loss of invested capital, limited operating history, conflicts of interest and blind pool risk.

Thanks,

The Jamestown Invest Team

www.JamestownInvest.com

NOTICE: This site is operated by Jamestown, LP (“Jamestown”). Jamestown intends to sponsor a public offering pursuant to Regulation A under the Securities Act of 1933, as amended. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. A person’s indication of interest involves no obligation or commitment of any kind. Copies of the preliminary offering statement for the Regulation A offering may be obtained by visiting [insert SEC EDGAR link].

All securities-related activity with respect to Jamestown Invest 1, LLC is conducted by North Capital Private Securities Corporation (NCPS), a registered broker-dealer, and member FINRA, SIPC, located at 623 E Ft. Union Blvd., Suite 101, Salt Lake City, Utah 84047

Please do not use email to request, authorize, or effect the purchase or sale of any security or commodity. Unfortunately, we cannot execute such instructions provided in email. If you have received this communication in error, please destroy all electronic and paper copies and notify the sender immediately. Mistransmission is not intended to waive confidentiality or privilege. Jamestown and NCPS reserve the right, to the extent permitted under applicable law, to monitor electronic communications. This communication is sent subject to terms available at the following link: http://www.jamestowninvest.com/privacy-policy. If you cannot access this link, please notify Jamestown by replying to the sender and Jamestown will send the terms to you. By messaging with Jamestown you consent to the foregoing.